SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 12)

KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

499049104
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

September 12, 2017
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,056,203(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,056,203(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,030(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.1%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class A Common Stock (“Class A Common Stock” or “common stock”) of Knight-Swift Transportation Holdings Inc. held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II, an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price upon maturity of the agreement. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 43,619 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes 792,000 shares of common stock held by Michael Moyes and Lyndee Moyes Nester which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

(3)
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 37,056,203 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 37,056,203 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,030 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.1%(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.

(2)
Includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II, an affiliate of Mr. and Mrs. Moyes, that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price upon maturity of the agreement. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 43,619 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes 792,000 shares of common stock held by Michael Moyes and Lyndee Moyes Nester which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

(3)
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 36,995,049(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 36,995,049(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,030 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held by various entities over which the Moyes Trust has voting and dispositive power as manager.

(2)
Includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 43,619 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes 792,000 shares of common stock held by Michael Moyes and Lyndee Moyes Nester and 61,154 shares held by Jerry Moyes which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

(3)
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,072,472(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,072,472(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,234,383(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes 4,868,208 shares of common stock beneficially owned by the Reporting Person that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of the Reporting Person to repurchase the securities at the same price. The Reporting Person may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, the Reporting Person will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

Includes 7,420,308 and 18,873,395 shares of common stock held by Cactus Holding I and M Capital II, respectively.  The Reporting Person does not have voting or dispositive power over these shares, but may be deemed to beneficially own these shares as part of a group as a result of the Reporting Person's participation in the Previous VPF Contracts.

(3)
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 7,628,874(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,628,874(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,628,874(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 4.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 7,420,308(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,420,308(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,234,383(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes (i) 18,873,395 shares of common stock held by M Capital II; (ii) 3,072,472 shares of common stock held by Cactus Holding II; and (iii) 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement.  The Reporting Person may be deemed to beneficially own these shares as part of a group in connection with the Previous VPF Contracts.

(3)
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 18,873,395(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,873,395(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,234,383(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 19.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes (i) 3,072,472 shares of common stock held by Cactus Holding II; (ii) 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty and are subject to repurchase pursuant to a Securities Sale and Repurchase Agreement; and (iii) 7,420,308 shares of common stock held by Cactus Holding I.  The Reporting Person does not have voting or dispositive power over such shares but may be deemed to beneficially own such shares as part of a group, due to the Reporting Person's participation in the Previous VPF Contracts.

(3)
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 396,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 396,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,030(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 41,968,030 shares beneficially owned by Jerry and Vickie Moyes and 396,000 shares held by Lyndee Moyes Nester that the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

(2)
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lyndee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 396,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 396,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,760,030(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 24.1%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes 41,968,030 shares beneficially owned by Jerry and Vickie Moyes and 396,000 shares held by Lyndee Moyes Nester that the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

(2)
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 12 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the “Original Statement”) relates to the Class A Common Stock, par value $0.01 per share of Knight-Swift Transportation Holdings Inc., a Delaware corporation.  The principal executive offices of the Issuer are located at 20002 North 19th Avenue, Phoenix, Arizona 85027.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 4.	Purpose of Transaction.

Item 4 of the Original Statement is hereby amended and supplemented by adding the following information:

On September 8, 2017 (the “Closing Date”), upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of April 9, 2017 (the “Merger Agreement”), by and among the Issuer (f/k/a Swift Transportation Company), Bishop Merger Sub, Inc., a direct wholly owned subsidiary of the Issuer (“Merger Sub”), and Knight Transportation, Inc. (“Knight”), Merger Sub merged with and into Knight, with Knight continuing as the surviving corporation and as a direct wholly owned subsidiary of the Issuer (the “Merger”).

Immediately prior to the effective time of the Merger (the “Effective Time”), the certificate of incorporation of the Issuer was amended and restated (the “Amended Company Charter”) to reflect, among other things, that (i) the Issuer’s corporate name changed from “Swift Transportation Company” to “Knight-Swift Transportation Holdings Inc.” and (ii) each issued and outstanding share of Class B common stock, par value $0.01 per share, of the Issuer (the “Issuer Class B Common Stock”) was converted (the “Class B Conversion”) into one share of Class A common stock, par value $0.01 per share, of the Issuer and immediately thereafter, each issued and outstanding share of Class A Common Stock (including each share of Class A Common Stock into which the shares of Issuer Class B Common Stock was converted pursuant to the Class B Conversion) was, by means of a reverse stock split (the “Reverse Split”), consolidated into 0.720 of a share of Class A Common Stock. No fractional shares of Class A Common Stock were issued in the Reverse Split, and, in connection with the Reverse Split, holders of Class A Common Stock became entitled to receive cash in lieu of any fractional shares in accordance with the Amended Company Charter. This Amendment reflects changes to the Reporting Persons’ holdings as a result of the foregoing.

  The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on September 11, 2017.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(a) – (b)

As of September 11, 2017, there were 177,583,033(1) shares of common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 42,760,030 shares of the Issuer's common stock, representing approximately 24.1%(2) of the issued and outstanding shares of common stock of the Issuer.  The filing of this Amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Mr. and Mrs. Moyes beneficially own 42,760,030(3) shares of common stock, representing approximately 24.1%(2) of the issued and outstanding shares of common stock of the Issuer.  Mr. and Mrs. Moyes share voting and dispositive power over 37,056,203(4) shares of the common stock.

Michael Moyes beneficially owns 42,760,030(5) shares of common stock, representing approximately 24.1%(2) of the issued and outstanding shares of common stock of the Issuer. Included in this amount are 396,000 shares of common stock over which Michael Moyes holds sole voting and dispositive power.
________________

1.
Includes 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

2.
The percentage indicated is based upon 177,583,033 shares of common stock expected to be outstanding as of September 11, 2017, as reported in the Final Prospectus on Form 424B3 filed by Swift Transportation Company and Knight Transportation, Inc., as filed with the Securities and Exchange Commission on August 9, 2017.

3.
Includes 4,868,208 shares of common stock beneficially owned by Cactus Holding II that have been sold to a counterparty pursuant to a Securities Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the maturity of the agreement. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.  Includes 43,619 shares of common stock underlying employee stock options that are exercisable within 60 days of the date of this Amendment but which have not been exercised.  Also includes 792,000 shares of common stock held by Michael Moyes and Lyndee Moyes Nester which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

4.
Includes (i) shares held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power, and (ii) shares held indirectly through entities controlled by the Moyes Trust (including Cactus Holding I, Cactus Holding II, M Capital I, and M Capital II) and over which Mr. and Mrs. Moyes, as co-trustees of the Moyes Trust, share voting and dispositive power.  For further details, please refer to the beneficial ownership tables at the beginning of this Amendment.

5.
Includes shares beneficially owned by Jerry Moyes, Vickie Moyes, and Lyndee Moyes Nester over which the Reporting Person does not have voting or dispositive power but which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

Lyndee Moyes Nester beneficially owns 42,760,030(6) shares of common stock, representing approximately 24.1%(2) of the issued and outstanding shares of common stock of the Issuer.  Included in this amount are 396,000 shares of common stock over which Lyndee Moyes Nester holds sole voting and dispositive power.

(c)          Transactions Effected During the Past Sixty Days:

The information set forth under Item 4 of this Amendment is incorporated herein by reference.

________________

6.
Includes shares beneficially owned by Jerry, Vickie, and Michael Moyes over which the Reporting Person does not have voting or dispositive power but which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Support Agreement and Stockholders Agreement.

SIGNATURE

 After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ Lyndee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: September 12, 2017